UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 18, 2016: Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2015.

This Report on Form 6-K, except for (i) the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas, commented:” and the two next succeeding paragraphs and (ii) the paragraph beginning with “Tasos Aslidis, Chief Financial Officer of Euroseas, commented:” and the two next succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-194922) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2014, as amended, and the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the Commission on December 2, 2015.

                                                                                                                                Exhibit 1

Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2015

Maroussi, Athens, Greece – February 18, 2016 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period and full year ended December 31, 2015.

Fourth Quarter 2015 Highlights:

•

Total net revenues of $8.8 million. Net loss of $3.6 million; net loss attributable to common shareholders (after a $0.4 million of dividend on Series B Preferred Shares) of $4.0 million or $0.50 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $3.0 million or $0.36 loss per share basic and diluted.

•

Adjusted EBITDA1 was 0.1 million.

•

An average of 13.97 vessels were owned and operated during the fourth quarter of 2015 earning an average time charter equivalent rate of $6,374 per day.

•

The Company declared its eighth dividend of $0.4 million on its Series B Preferred Shares; the dividend was paid in-kind by issuing additional Series B preferred shares.

Full year 2015 Highlights:

•

Total net revenues of $37.7 million. Net loss of $13.7 million; net loss attributable to common shareholders (after a $1.6 million of dividend on Series B Preferred Shares) of $15.3 million or $2.39 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $13.9 million or $2.17 loss per share basic and diluted.

•

Adjusted EBITDA1 was $0.2 million.

•

An average of 14.74 vessels were owned and operated during the twelve months of 2015 earning an average time charter equivalent rate of $7,570 per day.

1  Adjusted EBITDA, Adjusted net loss and Adjusted loss per  share  are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Aristides Pittas, Chairman and CEO of Euroseas, commented: “Rates in the containership sector and particularly in the feeder size where we operate declined back to their levels of the beginning of last year from the higher levels observed during the second and third quarters. Overall the idle fleet is at higher levels compared to a year ago but it is mostly comprised of larger vessels indicating feeders like our ships are in better position to benefit from increases in demand.

“The drybulk sector is at the worst levels seen over the last thirty years with the BDI breaking its historical low levels. A mix of demand and supply related factors are equally responsible for the low market levels. Looking forward, increased scrapping and increased delays and cancellation of newbuilding orders could provide some foundation for the market to arrest the declines and, perhaps, benefit from demand recovery. We expect, though, a challenging market environment throughout 2016. As our vessels are mainly employed through short term contracts and index linked charters, albeit at below cost levels for the time being, we should be able to make the most from an increase in freight rates when this materializes.

“At the same time, we are in the process of completing arrangements for taking delivery of the first of our newbuilding vessels and making similar arrangements for the remaining two deliveries we have in 2016 around the middle of the year. Furthermore, the extremely low vessel values in the drybulk market could present opportunities to modernize our fleet for minimal incremental investment and we are evaluating alternatives to exploit such possibilities should they become available to us.”

Tasos Aslidis, Chief Financial Officer of Euroseas, commented: “The operating results of the fourth quarter of 2015 reflect the extremely low level of the drybulk market rates during the quarter and the lower level of containership rates as well as the lower number of vessels we operated due to the sale of 4 ships. On average during the fourth quarter of 2015, our vessels earned on average about 18.5% per day per vessel less than in the fourth quarter of 2014. Adjusted EBITDA during the fourth quarter of 2015 was $0.1 million, approximately $0.1 million lower than EBITDA in the fourth quarter of last year.

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, decreased approximately 9.7% during the fourth quarter of 2015 compared to the same quarter of last year, while for the full year 2015 the decrease was approximately 3.9%.  Drydocking expenses expressed on a per vessel per day basis were lower by 4.3% for the full year 2015 and lower by 20.7% for the fourth quarter of 2015 as compared to the same periods in 2014, and were a function of the number of vessels undergoing drydocking in the respective periods. As always, we want to emphasize that cost control remains a key component of our strategy, especially at depressed markets like at present.”

“As of December 31, 2015, our outstanding debt was $40.5 million versus restricted and unrestricted cash of approximately $19.2 million.  We complied with all our debt covenants as of December 31, 2015.”

Fourth Quarter 2015 Results:

For the fourth quarter of 2015, the Company reported total net revenues of $8.8 million representing a 23.5% decrease over total net revenues of $11.5 million during the fourth quarter of 2014. The Company reported a net loss for the period of $3.6 million and a net loss attributable to common shareholders of $4.0 million, as compared to a net loss of $7.0 million for the fourth quarter of 2014. On average, 13.97 vessels were owned and operated during the fourth quarter of 2015 earning an average time charter equivalent rate of $6,374 per day compared to 15.00 vessels in the same period of 2014 earning an average time charter equivalent rate of $7,823 per day.

Depreciation expenses for the fourth quarter of 2015 were $2.4 million, compared to the $3.2 million for the same period of 2014.  The results for the fourth quarter of 2015 include a $0.19 million net unrealized gain on derivatives, a $0.08 million net realized loss on derivatives and a $1.2 million combined gain on sale of vessels and impairment loss as compared to $0.05 million net unrealized gain on derivatives, a $3.5 million impairment loss on a vessel and a $0.08 million net realized loss on derivatives for the same period of 2014.

Adjusted EBITDA for the fourth quarter of 2015 was $0.1 million, about $0.1 million lower compared to the same of the fourth quarter of 2014. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for the fourth quarter of 2015 was $0.5 calculated on 8,093,610 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $1.28 for the fourth quarter of 2014, calculated on 5,721,925 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the quarter, of the unrealized gain on derivatives, the realized loss on derivatives in the fourth quarter of 2015 and the gain on sale of vessels and impairment loss, the adjusted net loss per share attributable to common shareholders for the quarter ended December 31, 2015 would have been $0.36 per share basic and diluted compared to net loss of $0.67 per share basic and diluted for the quarter ended December 31, 2014. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2015 Results:

For the full year of 2015, the Company reported total net revenues of $37.7 million representing a 7.3% decrease over total net revenues of $40.6 million during the twelve months of 2014. The Company reported a net loss for the period of $13.7 million, net loss attributable to common shareholders of $15.3 million, as compared to a net loss of $17.9 million for the twelve months of 2014. On average, 14.74 vessels were owned and operated during 2015 earning an average time charter equivalent rate of $7,570 per day compared to 14.60 vessels in the same period of 2014 earning on average $7,534 per day.

Depreciation expenses for 2015 were $11.0 million compared to $12.1 million during the same period of 2014. The results for the twelve months of 2015 include a $0.05 million unrealized gain on derivatives, a $0.3 million realized loss on derivatives and a $1.2 million combine gain on sale of vessels and impairment loss, as compared to a $0.7 million unrealized gain on derivatives, a $0.8 million realized loss on derivatives, and a $3.5 million impairment loss on a vessel for the same period of 2014.

 Adjusted EBITDA for 2015 was $0.2 million increasing from the $(0.5) million achieved during the twelve months of 2014. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for 2015 was $2.39 calculated on 6,410,794 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $3.53 for 2014, calculated on 5,479,418 basic and diluted weighted average number of shares outstanding.

Excluding the effect, on the loss attributable to common shareholders of the unrealized gain on derivatives, realized loss on derivatives and the gain on sale of vessels and impairment loss, the adjusted net loss per share attributable to common shareholders for 2015 would have been $2.17 compared to a loss of $2.88 per share basic and diluted for 2014. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile, as of February the 13th is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels		25 years
EIRINI P	Panamax	76,466		2004	TC ‘til Jan-17	Hire 104% of Average BPI 4TC
PANTELIS	Panamax	74,020		2000	TC ‘til Jun-16	100.5% of average BPI 4TC
ELENI P	Panamax	72,119		1997	TC ‘til March-16	Hire 97% of Average BPI 4TC
MONICA P	Handymax	46,667		1998	TC ‘til March-16	$2,875
Vessels under construction (*)
XENIA	Kamsarmax	82,000		2016	4 year TC starting at delivery +1 year at charterer’s option	$14,000 option @ $14,350
Hull Number YZJ 1153	Kamsarmax	82,000		2018	N/A
Hull Number DY 160	Ultramax	63,500		2016	N/A
Hull Number DY 161	Ultramax	63,500		2016	N/A

Total Dry Bulk Vessels	8	560,272
Container Carriers
EVRIDIKI G (ex-MAERSK NOUMEA)	Intermediate	34,677	2,556	2001	TC ‘til Mar-16	$13,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Jan-17 + 6 months option	$7,000 $9,000
CAPTAIN COSTAS	Handy size	30,007	1,742	1992	TC 'til Apr-16	$6,500
VENTO DI GRECALE (Ex JOANNA)	Handy size	22,301	1,732	1999	TC ‘till Aug - 16	$7,250
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Apr-16	$7,500
NINOS	Feeder	18,253	1,169	1990	TC ‘til Jul-16	$11,500
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Mar-16	$8,750
Total Container Carriers	7	174,098	11,828
Fleet Grand Total	15	734,370	11,828

Summary Fleet Data:

	Three months, ended December 31, 2014	Three months, ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2015
FLEET DATA
Average number of vessels (1)	15.00	13.97	14.60	14.74
Calendar days for fleet (2)	1,380.0	1,285.0	5,330.0	5,380.0
Scheduled off-hire days incl. laid-up (3)	0.0	0.0	85.0	89.6
Available days for fleet (4) = (2) - (3)	1,380.0	1,285.0	5,245.0	5,290.4
Commercial off-hire days (5)	91.0	207.0	105.1	324.8
Operational off-hire days (6)	7.5	16.6	13.5	32.2
Voyage days for fleet (7) = (4) - (5) - (6)	1,281.5	1,061.4	5,126.4	4,933.4
Fleet utilization (8) = (7) / (4)	92.9%	82.6%	97.7%	93.3%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	93.4%	83.9%	98.0%	93.9%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.5%	98.7%	99.7%	99.4%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,823	6,374	7,534	7,570
Vessel operating expenses excl. drydocking expenses (12)	5,843	5,139	5,661	5,456
General and administrative expenses (13)	515	602	659	615
Total vessel operating expenses (14)	6,358	5,741	6,320	6,071
Drydocking expenses (15)	29	23	371	355

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Today, Thursday, February 18, 2016 at 10:30 a.m. EST, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (from outside the US). Please quote "Euroseas."

A replay of the conference call will be available until Thursday, February 25, 2016. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the fourth quarter ended December 31, 2015, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended December 31,	Three Months Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2014	2015	2014	2015

Revenues
Voyage revenue	12,122,853	9,298,955	42,586,963	39,656,670
Related party revenue	60,000	60,000	240,000	240,000
Commissions	(634,123)	(544,270)	(2,192,626)	(2,216,836)
Net revenues	11,548,730	8,814,685	40,634,337	37,679,834

Operating expenses
Voyage expenses	2,097,601	1,108,193	3,963,181	2,312,513
Vessel operating expenses	6,869,558	5,629,352	25,279,087	25,204,593
Drydocking expenses	39,890	29,753	1,975,590	1,912,407
Depreciation	3,156,014	2,389,370	12,137,445	10,995,146
Management fees	1,193,116	973,870	4,894,559	4,151,335
Other general and administrative expenses	711,232	774,205	3,514,636	3,307,491
Bad debt expenses	-	19,570	-	19,570
Impairment loss	3,500,000	1,641,885	3,500,000	1,641,885
Net gain on sale of vessels	-	(461,586)	-	(461,586)
Total operating expenses	17,567,411	12,104,612	55,264,498	49,083,354

Operating loss	(6,018,681)	(3,289,927)	(14,630,161)	(11,403,520)

Other income/(expenses)
Interest and finance cost	(587,438)	(254,244)	(2,152,187)	(1,486,534)
(Loss) / gain on derivatives, net	(24,646)	114,461	(44,648)	(261,674)
Other investment income	275,104	365,063	987,604	1,212,938
Foreign exchange gain / (loss)	22,746	(6,952)	40,022	22,421
Interest income	61,280	1,744	422,240	26,656
Other (expenses) / income, net	(252,954)	220,072	(746,969)	(486,193)
Equity loss in joint venture	(680,769)	(529,143)	(2,541,775)	(1,808,393)
Net loss	(6,952,404)	(3,598,998)	(17,918,905)	(13,698,106)
Dividend Series B preferred shares	(396,791)	(418,767)	(1,440,100)	(1,639,149)
Net loss attributable to common shareholders	(7,349,195)	(4,017,765)	(19,359,005)	(15,337,255)
Loss, per share, basic and diluted	(1.28)	(0.50)	(3.53)	(2.39)
Weighted average number of shares, basic and diluted	5,721,925	8,093,610	5,479,418	6,410,794

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2014	December 31, 2015

ASSETS
Current Assets:
Cash and cash equivalents	25,411,420	8,715,636
Trade accounts receivable	2,189,986	1,408,272
Other receivables, net	844,720	1,231,391
Inventories	1,758,930	1,464,940
Restricted cash	294,093	5,916,743
Prepaid expenses	348,231	175,506
Vessel held for sale	-	2,671,811
Total current assets	30,847,380	21,584,299

Fixed assets:
Vessels, net	111,150,227	88,957,752
Advances for vessels under construction	15,687,490	32,701,867
Long-term assets:
Restricted cash	7,700,000	4,550,000
Deferred charges, net	335,621	700,606
Other investment	6,183,800	7,396,738
Investment in joint venture	18,674,094	16,865,701
Total long-term assets	159,731,232	151,172,664
Total assets	190,578,612	172,756,963

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	19,512,000	14,810,000
Trade accounts payable and accrued expenses	3,430,780	2,597,944
Liabilities from assets held for sale	-	1,122,208
Deferred revenue	803,649	462,124
Due to related company	1,145,808	322,826
Derivatives	297,992	50,402
Total current liabilities	25,190,229	19,365,504

Long-term liabilities:
Long term debt, net of current portion	34,745,000	25,711,040
Derivatives	779	202,700
Total long-term liabilities	34,745,779	25,913,740
Total liabilities	59,936,008	45,279,244

Mezzanine equity:
Series B Preferred shares (par value $0,01, 20,000,000 shares authorized, 32,140 and 33,779 issued and outstanding respectively)	30,440,100	32,079,249
Shareholders' equity:
Common stock (par value $0,03, 200,000,000 shares authorized, 5,715,731 and 8,195,760, respectively, issued and outstanding)	171,472	245,873
Additional paid-in capital	268,374,336	278,833,156
Accumulated deficit	(168,343,304)	(183,680,559)
Total shareholders' equity	100,202,504	95,398,470
Total liabilities and shareholders' equity	190,578,612	172,756,963

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Year Ended December 31,	Year Ended December 31,
	2014	2015

Cash flows from operating activities:
Net loss	(17,918,905)	(13,698,106)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation of vessels	12,137,445	10,995,146
Impairment loss	3,500,000	1,641,885
Bad debt expenses	-	19,750
Amortization of deferred charges	137,032	150,189
Loss in investment in joint venture	2,541,775	1,808,393
Share-based compensation	510,114	306,111
Gain on sale of vessels	-	(461,586)
Unrealized gain on derivatives, net	(718,977)	(45,669)
Other income accrued	(987,604)	(1,212,938)
Changes in operating assets and liabilities	68,843	(1,238,394)
Net cash used in operating activities	(730,277)	(1,735,219)

Cash flows from investing activities:
Proceeds from sale of vessels	-	7,345,219
Advance received for vessel held for sale		1,122,208
Purchase of a vessel	(21,323,935)	-
Advances for vessels under construction	(15,637,368)	(17,014,377)
Release of restricted cash	168,322	4,102.364
Increase in restricted cash	(300,000)	(6,575,014)
Net cash used in investing activities	(37,092,981)	(11,019,600)

Cash flows from financing activities:
Proceeds from issuance of common stock	14,550,000	10,545,007
Proceeds from issuance of preferred stock, net	29,700,000	-
Funds used for common stock buyback	(150,687)	-
Offering expenses paid	(564,922)	(314,618)
Dividends paid	(13,050)	-
Loan arrangement fees paid	(299,900)	(435,394)
Proceeds from long-term debt	23,300,000	8,400,000
Repayment of long-term debt	(14,687,000)	(22,135,960)
Net cash provided by / ( used in) financing activities	51,834,441	(3,940,965)

Net incresase/(decrease) in cash and cash equivalents	14,011,183	(16,695,784)
Cash and cash equivalents at beginning of year	11,400,237	25,411,420
Cash and cash equivalents at end of year	25,411,420	8,715,636

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net loss and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2015
Net loss	(6,952,404)	(3,598,998)	(17,918,905)	(13,698,106)
Interest and finance costs, net (incl, interest income)	526,158	252,500	1,729,947	1,459,878
Depreciation	3,156,014	2,389,370	12,137,445	10,995,146
Gain on sale of vessels	-	(461,586)	-	(461,586)
Unrealized and realized loss / (gain) on derivatives, net	24,646	(114,461)	44,648	261,674
Impairment loss	3,500,000	1,641,885	3,500,000	1,641,885
Adjusted EBITDA	254,414	108,710	(506,865)	198,891

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2015
Net cash flow used in operating activities	(2,034,113)	(1,868,185)	(730,277)	(1,735,219)
Changes in operating assets / liabilities	2,225,797	1,906,129	(68,843)	1,218,644
Realized loss on derivatives, net	79,563	75,687	763,625	307,343
Equity loss in joint venture and other investment income, net	(405,665)	(164,080)	(1,554,171)	(595,455)
Share-based compensation	(99,799)	(58,646)	(510,114)	(306,111)
Interest, net	488,631	217,805	1,592,915	1,309,689
Adjusted EBITDA	254,414	108,710	(506,865)	198,891

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / (loss) before interest, income taxes, depreciation, amortization, gain / loss in derivatives, gain / loss on sale of vessels and impairment loss. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company's calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

 (All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2015
Net loss	(6,952,404)	(3,598,998)	(17,918,905)	(13,698,106)
Unrealized gain on derivatives, net	(54,917)	(190,148)	(718,977)	(45,669)
Realized loss on derivatives, net	79,563	75,687	763,625	307,343
Net gain on sale of vessels	-	(461,586)	-	(461,586)
Impairment loss	3,500,000	1,641,885	3,500,000	1,641,885
Adjusted net loss	(3,427,758)	(2,533,160)	(14,374,257)	(12,256,133)
Preferred dividends	(396,791)	(418,767)	(1,440,100)	(1.639.149)
Adjusted net loss attributable to common shareholders	(3,824,549)	(2,951,927)	(15,814,357)	(13,895,282)
Adjusted net loss per share, basic and diluted	(0.67)	(0.36)	(2.88)	(2.17)
Weighted average number of shares, basic and diluted	5,721,925	8,093,610	5,482,591	6,410,794

Adjusted net loss and Adjusted net loss per share Reconciliation:

Euroseas Ltd. considers Adjusted net loss to represent net loss before gain / loss on derivatives, loss / gain on sale of vessels and impairment loss. Adjusted net loss and Adjusted net loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, loss/ gain on sale of vessels and impairment loss, which items may significantly affect results of operations between periods.

Adjusted Net loss and Adjusted net loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP. The Company's definition of Adjusted net loss and Adjusted net loss per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years, Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets, Euroseas' operations are managed by Eurobulk Ltd. an ISO 9001:2008 certified affiliated ship management company which is responsible for the day-to-day commercial and technical management and operations of the vessels, Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 11 vessels, including 3 Panamax drybulk carriers and 1 Handymax drybulk carrier, 2 Intermediate containership, 3 Handysize containerships, 2 Feeder containerships, Euroseas’ 4 drybulk carriers have a total cargo capacity of 269,272 dwt, its 7 containerships have a cargo capacity of 11,828 teu. The Company has also signed contracts for the construction of two Ultramax (63,500 dwt) fuel efficient drybulk carriers and two Kamsarmax (82,000 dwt) fuel efficient drybulk carriers. Including the four new-buildings, the total cargo capacity of the Company's drybulk vessels will be 560,272 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: February 18, 2016	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer